Exhibit 99.2

SUPPLEMENTAL INDENTURE
Made effective as of June 11, 2014.
BETWEEN:
AURORA USA OIL & GAS, INC., SUGARLOAF OIL & GAS INC., YALLINGUP OIL & GAS, INC., TRIGG OIL & GAS, INC., WARDANUP OIL & GAS, INC., AURORA USA DEVELOPMENT, LLC, AURORA EF PRODUCTION COMPANY, ATW EXPLORATION, INC. and SIEB OPERATING INC., as Guarantors
and
BAYTEX ENERGY CORP., as issuer
and
VALIANT TRUST COMPANY, as Indenture Trustee

WHEREAS:

1.
Baytex Energy Corp. ("Baytex") and Valiant Trust Company are parties to an amended and restated trust indenture dated as of January 1, 2011 (as amended or supplemented to the date hereof, the "Indenture") with respect to certain Debt Securities of Baytex;

2.
Each of Aurora USA Oil & Gas, Inc. (to be renamed Baytex USA Oil & Gas Inc.), Sugarloaf Oil & Gas Inc., Yallingup Oil & Gas, Inc., Trigg Oil & Gas, Inc., Wardanup Oil & Gas, Inc., Aurora USA Development, LLC, Aurora EF Production Company, ATW Exploration, Inc. and Sieb Operating Inc. (collectively, the "Aurora Entities") are indirect wholly-owned subsidiaries of Baytex;

3.
Each of the Aurora Entities desires to become a Guarantor under the Indenture and has duly authorized its guarantee of the Debt Securities and the execution and delivery of this Supplemental Indenture;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.
This Supplemental Indenture shall be supplemental to and read together with the Indenture for all purposes. Every holder of a Debt Security heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby. Except as expressly set forth herein, the Indenture is in all respects ratified and confirmed and all terms, conditions and provisions thereof shall remain in full force and effect. The Indenture, as amended and supplemented hereby, is herein referred as the "Amended Indenture". Capitalized terms used herein, including the preamble hereto, shall have the same meaning as in the Indenture.

2.	Each of the Aurora Entities hereby agrees to be bound by the terms of the Amended Indenture as a Guarantor and as if each of the Aurora Entities were original signatories thereto.

3.	This Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto.

4.	This Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Alberta.

5.
Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by the Amended Indenture to be made upon, given or furnished to or filed with either of the Aurora Entities shall be sufficient for any purpose hereunder (unless otherwise herein expressly provided) if in writing, and mailed, first class postage prepaid, to such Guarantor c/o Baytex Energy Corp., Centennial Place, East Tower, 2800, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Attention: Chief Financial Officer, or sent by facsimile to such Guarantor at (587) 952-3029 (with receipt confirmed by telephone at (587) 952-3120), or at any other address or facsimile number previously furnished in writing to the Trustee by such Guarantor.

6.	This Supplemental Indenture may be executed in any number of counterparts and all counterparts, taken together, shall constitute one and the same Supplemental Indenture.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed effective as of the day and year first above written.

AURORA USA OIL & GAS, INC.		SUGARLOAF OIL & GAS INC.
Per:	("Signed")	Per:	("Signed")
	Michael L. Verm President		Michael L. Verm President

Per:	("Signed")	Per:	("Signed")
	Deborah Huston Vice President and Secretary		Deborah Huston Vice President and Secretary

YALLINGUP OIL & GAS, INC.		TRIGG OIL & GAS, INC.
Per:	("Signed")	Per:	("Signed")
	Michael L. Verm President		Michael L. Verm President

Per:	("Signed")	Per:	("Signed")
	Deborah Huston Vice President and Secretary		Deborah Huston Vice President and Secretary

WARDANUP OIL & GAS, INC.		AURORA USA DEVELOPMENT, LLC
Per:	("Signed")	Per:	("Signed")
	Michael L. Verm President		Michael L. Verm President

Per:	("Signed")	Per:	("Signed")
	Deborah Huston Vice President and Secretary		Deborah Huston Vice President and Secretary

AURORA EF PRODUCTION COMPANY		ATW EXPLORATION, INC.
Per:	("Signed")	Per:	("Signed")
	Michael L. Verm President		Michael L. Verm President

Per:	("Signed")	Per:	("Signed")
	Deborah Huston Vice President and Secretary		Deborah Huston Vice President and Secretary

SIEB OPERATING INC.		BAYTEX ENERGY CORP.
Per:	("Signed")	Per:	("Signed")
	Michael L. Verm President		Rodney D. Gray Chief Financial Officer
Per:	("Signed")	Per:	("Signed")
	Deborah Huston Vice President and Secretary		Murray J. Desrosiers Corporate Secretary

VALIANT TRUST COMPANY
Per:	("Signed")

Per:	("Signed")